September 16, 2016

VIA EDGAR

Mr. William H. Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	W.W. Grainger, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 1-5684

Dear Mr. Thompson:

This letter is in response to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated September 1, 2016 (the “Comment Letter”), relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2015 of W.W. Grainger, Inc. (“Grainger” or the “Company”).

For ease of reference, each of the Staff’s comments is reproduced below in italics, followed by our response. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter.

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 15

1.
We note the adjustments to reconcile GAAP diluted earnings per share to non-GAAP adjusted diluted earnings per share on pages 16 and 20 are presented net of tax. Your disclosure is inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. In future filings, income taxes should be shown as a separate adjustment and clearly explained. Please note that this comment is also applicable to earnings releases filed on Form 8-K.

Response:

The Company acknowledges the Staff’s comment and will show in future filings income taxes as a separate adjustment in the reconciliation of its non-GAAP measures in accordance with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (the “Guidance”).

As an illustration of the adjustment the Company intends to make in future filings on account of the Guidance, the disclosure on p. 16 of our Form 10-K for the fiscal year ended December 31, 2015 would be revised as follows:

Disclosure in 10-K Revised:	2015	2014	%
Diluted earnings per share reported	$11.58	$11.45	1%
Pre-tax adjustments:
Restructuring (United States)	0.54
Restructuring (Canada)	0.06	—
Restructuring (Other Business)	0.09	—
Restructuring (Fabory)	—	0.15
Brazil business shutdown	—	0.42
Pension change (Fabory)	—	0.20
Goodwill impairment (Colombia)	—	0.17
Total pre-tax adjustments	0.69	0.94
Tax effect (1)	(0.24)	(0.13)
Discrete tax items	(0.09)	—
Total, net of tax	0.36	0.81
Diluted earnings per share adjusted	$11.94	$12.26	(3)%

(1)	The tax impact of adjustments is calculated based on the income tax rate in each applicable jurisdiction.
Financial Statements

Notes to Consolidated Financial Statements

Note 17 - Segment Information, page 73

2.
We note that you offer a wide range of products including material handling equipment, safety and security supplies, lighting and electrical products, power and hand tools, pumps and plumbing supplies, cleaning and maintenance supplies, building and home inspection supplies, vehicle and fleet components and other products. Please tell us your consideration of reporting revenues from each group of similar products as required by ASC 280-10-50-40. If you have not provided such information because you believe the products you sell are similar, please explain to us what factors you considered in concluding that the products are similar, and discuss how you considered quantitative aspects such as margins and growth rates in your analysis. If you do not provide the information because it is impractical, please disclose that fact.

Response:
Grainger is a broad-line distributor of maintenance, repair and operating (MRO) supplies, and other related products and services, with over 1.5 million products in stock in a wide range of product categories. While estimates of revenues by groups of similar products are provided externally on occasion by the Company, such estimates are derived from the various management reporting systems utilized by the Company’s multiple business units. Sales information by product category is not maintained within the financial reporting systems used to produce the Company’s general-purpose financial statements. To do so would require implementation of complex processes and system enhancements across multiple ERP instances, which the Company believes would be impracticable, costly and unduly time-consuming. In addition, revenues from external customers by product are not reviewed by the Company’s Chief Operating Decision Maker, and presentation of such data does not reflect the way the Company’s business is managed. The Company acknowledges the Staff’s comment and will disclose in future filings that it is impractical to provide revenue information by product category due to the way the business is managed.

Note 10 - Employee Benefits

Postretirement Benefits, page 59

3.	We note that the fair value of assets held by the Group Benefit Trust on page 61 differ from the plan assets disclosed on page 59. Please tell us what the differences represent.

Response:

The difference between the fair value of assets held by the Group Benefit Trust on page 61 of $172,203 thousand and the plan assets available for benefits disclosed on page 59 of $155,611 thousand is attributable to the liabilities of the Group Benefit Trust, primarily related to deferred income tax liabilities and income taxes payable which are presented as follows (in thousands of dollars):

Total plan assets at fair value (p. 61)	$172,203
Plan liabilities	(16,592)
Plan assets available for benefits at end of year (p. 59)	$155,611

The Company will make this clarification in future filings.
*****

As you have requested, we hereby acknowledge the following:

•	Grainger is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Grainger may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope the foregoing responses adequately address the comments raised in the Comment Letter. If you have any questions concerning the above, please do not hesitate to contact me at (847) 535-0062.

Sincerely,

\s\ William Lomax
William Lomax
Vice President and Controller
W.W. Grainger, Inc.

cc:	James T. Ryan, Chairman, President and Chief Executive Officer
Ronald L. Jadin, Senior Vice President and Chief Financial Officer
John L. Howard, Senior Vice President and General Counsel

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